

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 30, 2007

Mr. Grant A. Edey
Chief Financial Officer
Iamgold Corporation
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario, M5H 2Y4 CANADA

> **Re: Iamgold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 3, 2007**
> **File No. 1-31528**

Dear Mr. Edey:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Audit Committee Financial Expert, page 2

1.   Please disclose whether your audit committee financial expert is independent, as that term is defined in the applicable listing standards. Note that paragraph 8(a)(2) of General Instruction B of Form 40-F requires this disclosure.

Critical Accounting Estimates, page 23

Depreciation, Amortization and Depletion, page 23

2.   You state on page 23 that capitalized underground mine costs "may be amortized
        over proven and probable mineral reserves and a portion of the mineralized
        material beyond proven and probable reserves." Tell us how this amortization
        policy complies with Canadian and U.S. GAAP.

Financial Statements

Notes to Consolidated Financial Statements

Nature of Operations and Significant Accounting Policies, page 7

Revenue recognition, page 7

3.   You state that revenue for niobium is recognized on transfer of the rights and
        obligations to buyers. Expand your disclosure to state when revenue is
        recognized relative to physical delivery.

Mining assets, development and exploration properties, page 8

4.   You state that, upon commencement of commercial production, capital
        expenditures for mining assets are amortized over the estimated economic life
        using the units-of-production method. Explain to us how the estimated economic
        life is determined and how this method complies with Canadian GAAP.

Royalty interests, page 8

5.   Please expand your policy to indicate the basis upon which amortization of
        royalty interests is calculated using the units-of-production method. That is, is the
        estimated economic life of mines used, or are proven and probable reserves used?

Exploration and Development, page 13

6.   Provide us, as supplemental information, a reasonably detailed analysis of the
        amounts reported under the caption "Exploration and Development". Indicate the
        extent to which the amounts result from direct exploration or development
        expenditures by you, allocated purchase price or some other source. Also,
        indicate the specific property or project to which the amounts relate. Indicate the
        current status of each identified property or project. Identify any differences in
        amounts under Canadian and US GAAP.

Goodwill, page 13

7.   Tell us your reporting units for purposes of goodwill accounting. Explain to us
how these reporting units have been identified. As part of you response, identify
the reporting unit in which each of the mine properties described under the
section "Description of Business" is included.

Reconciliation of Canadian and United States GAAP

8.   We note that your U.S. GAAP reconciliation indicates a difference between
Canadian and U.S. GAAP with regard to the amortization of royalty interests,
where Canadian GAAP permits basing the units-of-production method upon the
estimated mine life, whereas U.S. GAAP requires that it be based upon proven
and probable reserves. Tell us why this difference is noted only for your royalty
interests. In this regard, we note that your revenue recognition policy and other
disclosures indicate that, in addition to royalty revenue, you recognize revenue
from gold and niobium sales, and that you record additional earnings from various
equity method investments. It is not clear to us whether there is an amortization
difference relating to expenses incurred relative to these additional earnings
streams. We note that your "Mining assets, development and exploration
properties" policy on page 8 seems to indicate that the estimated economic life is
used for operations that are separate from royalty interests, which are described
thereafter.

Certifications

9.   Paragraph 6(a)(1) of General Instruction B of Form 40-F requires you to provide
the certifications exactly as set forth in Form 40-F. In both certifications that you
include as exhibits to this filing, you substitute the word "registrant" for "issuer"
in numbered paragraph four. Ensure that you comply with paragraph 6(a)(1) in
all subsequent certifications.

Closing Comments

        Please amend your filing and respond to these comments within 10 business days
or tell us when you will provide us with a response. You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Tim Levenberg at (202) 551-3707 if you have questions regarding legal comments. You may contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director